Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and the six months ended June 30, 2009. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

Statement of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended December 31,					6 months ended June 30, 2009
	2004	2005	2006	2007	2008
Income (loss) before income taxes	(27,257)	(43,558)	(45,720)	(48,122)	(43,886)	(14,970)
Fixed charges	781	821	1,555	754	3,691	2,148

Total earnings (loss) for computation of ratio	(26,476)	(42,737)	(44,165)	(47,368)	(40,195)	(12,822)

Fixed Charges:
Interest expense (including warrant expense)	495	505	1,175	351	3,064	1,775
Amortization of prepayment penalty on debt	—	—	—	—	—	—
Interest attributable to rentals[1]	286	316	380	403	627	373

Total fixed charges	781	821	1,555	754	3,691	2,148

Ratio of earnings to fixed charges[2]	(34)	(52)	(28)	(63)	(11)	(6)
Earnings needed to achieve 1:1 ratio	28,038	44,379	47,275	48,876	47,577	17,118

[1]	Estimate of interest attributable to rentals

[2]

Due to Stereotaxis’ losses in the years ended December 31, 2004, 2005, 2006, 2007, 2008 and the six months ended June 30, 2009, the ratio coverage was less than 1:1. Additional earnings of $28 million, $44.4 million, $47.3 million, $48.9 million, $47.6 million and $17.1 million would have been required in each of these periods, respectively, to achieve a ratio of 1:1.